Exhibit 99.2

Li Auto Inc. Updated Disclosures

Recent Development

Vehicle Delivery

In July 2023, we delivered 34,134 vehicles, representing an increase of 227.5% from July 2022.

As of July 31, 2023, we had 337 retail stores in 128 cities, as well as 323 servicing centers and Li Auto-authorized body and paint shops operating in 222 cities.

Family Tech Day

On June 17, 2023, we hosted a Family Tech Day where we announced our plan to unveil our super flagship 5C BEV model, Li MEGA, by the end of 2023, and presented the optimization of battery cells and thermal management system, as well as our 5C super charging network deployment to enable 5C charging capability. We also showcased our technological advancements for smart space and autonomous driving, and introduced our roll-out plans for city NOA and commute NOA. Both city NOA and commute NOA were launched for test drives in June 2023, and are expected to be released to 100 cities nationwide by the end of 2023.

Li L9 Pro

On August 3, 2023, we launched the Pro trim of Li L9 to cater to a wider range of family users. Li L9 Pro comes standard with the Li AD Pro autonomous driving system powered by a Horizon Robotics Journey 5 chip, as well as the SS Max+ smart space system. The retail price for Li L9 Pro is RMB429,800.

At-The-Market Offering

On June 28, 2022, we announced the at-the-market offering program to sell up to US$2,000,000,000 of ADSs, each representing two Class A ordinary shares of Li Auto Inc.

As of the date of this document, we have sold 9,480,014 ADSs representing 18,960,028 Class A ordinary shares of Li Auto Inc. under this at-the-market offering program raising gross proceeds of US$368.3 million before deducting fees and commissions payable to the distribution agents of up to US$4.8 million and certain other offering expenses.

Results of Operations for the Six Months Ended June 30, 2023

Set forth below is a discussion of our unaudited consolidated statements of comprehensive income data for the six months ended June 30, 2022 and 2023. All translations from Renminbi to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenues

Our total revenues increased from RMB18.29 billion for the six months ended June 30, 2022 to RMB47.44 billion (US$6.54 billion) for the six months ended June 30, 2023.

Revenues from vehicle sales increased from RMB17.79 billion for the six months ended June 30, 2022 to RMB46.30 billion (US$6.38 billion) for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

Revenues from other sales and services increased from RMB502.4 million for the six months ended June 30, 2022 to RMB1.14 billion (US$157.3 million) for the six months ended June 30, 2023, primarily attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of charging stalls, which is in line with higher vehicle deliveries.

1

Cost of Sales

Our cost of sales increased from RMB14.25 billion for the six months ended June 30, 2022 to RMB37.37 billion (US$5.15 billion) for the six months ended June 30, 2023, primarily attributable to the increase in vehicle deliveries.

Gross Profit

As a result of the foregoing, our gross profit increased from RMB4.04 billion for the six months ended June 30, 2022 to RMB10.07 billion (US$1.39 billion) for the six months ended June 30, 2023.

Research and Development Expenses

Our research and development expenses increased from RMB2.91 billion for the six months ended June 30, 2022 to RMB4.28 billion (US$589.9 million) for the six months ended June 30, 2023, primarily attributable to increased expenses to support our expanding product portfolios and technologies, as well as increased employee compensation as a result of our growing number of staff.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB2.53 billion for the six months ended June 30, 2022 to RMB3.95 billion (US$545.4 million) for the six months ended June 30, 2023, primarily attributable to increased employee compensation as a result of our growing number of staff, as well as increased rental expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, income from operations was RMB2.03 billion (US$280.1 million) for the six months ended June 30, 2023, compared with RMB1.39 billion loss from operations for the six months ended June 30, 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB412.5 million for the six months ended June 30, 2022 to RMB848.8 million (US$117.1 million) for the six months ended June 30, 2023, primarily attributable to an increase in cash position.

Net (Loss)/Income

As a result of the foregoing, we achieved net income of RMB3.24 billion (US$447.4 million) for the six months ended June 30, 2023, compared with net loss of RMB651.9 million for the six months ended June 30, 2022.

Cash Flows and Working Capital

As of June 30, 2023, we had RMB73.77 billion (US$10.17 billion) in cash and cash equivalents, restricted cash, time deposits and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits, and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our net operating cash inflow for the six months ended June 30, 2023 was RMB18.89 billion (US$2.61 billion), compared with RMB2.96 billion for the six months ended June 30, 2022. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

2

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, unaudited)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	2,963,176	18,892,761	2,605,431
Net cash provided by investing activities	823,733	4,881,188	673,147
Net cash provided by/(used in) financing activities	1,929,846	(2,049,403)	(282,626)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	885,201	112,945	15,576
Net increase in cash, cash equivalents and restricted cash	6,601,956	21,837,491	3,011,528
Cash, cash equivalents and restricted cash at the beginning of the period	30,493,064	40,418,158	5,573,919
Cash, cash equivalents and restricted cash at the end of the period	37,095,020	62,255,649	8,585,447

Net cash provided by operating activities for the six months ended June 30, 2023 was RMB18.89 billion (US$2.61 billion), primarily attributable to our net income of RMB3.24 billion (US$447.4 million) adjusted for (i) non-cash items of RMB1.48 billion (US$203.8 million), which primarily consisted of share-based compensation expenses and depreciation and amortization and (ii) a net change in operating assets and liabilities of RMB14.17 billion (US$1.95 billion).

Net cash provided by investing activities for the six months ended June 30, 2023 was RMB4.88 billion (US$673.1 million). This was primarily attributable to (i) our net redemption of short-term investments and time deposits of RMB7.30 billion (US$1.01 billion) and (ii) purchase of property, plant and equipment and intangible assets of RMB2.57 billion (US$354.3 million).

Net cash used in financing activities for the six months ended June 30, 2023 was RMB2.05 billion (US$282.6 million), primarily attributable to net payment of borrowings of RMB2.05 billion (US$283.0 million) with several commercial banks in China.

Material Cash Requirements

Our material cash requirements as of June 30, 2023 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB2.01 billion and RMB2.57 billion (US$354.3 million) for the six months ended June 30, 2022 and 2023, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers, laboratories, and production facilities. We plan to continue to incur capital expenditures in the future to meet our business growth. We intend to fund our future capital expenditures with net proceeds from equity and debt offerings, loan financings, existing cash on hand, and cash from sales of vehicles. We expect that our level of capital expenditures will be significantly affected by user demand for our products and services. The fact that we have a limited operating history means that we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate.

3

Non-GAAP Financial Measure

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, we believe that the non-GAAP financial measure helps identify underlying trends in our business and enhance the overall understanding of our past performance and future prospects. We also believe that the non-GAAP financial measure allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted net income to net (loss)/income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for the periods indicated.

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, unaudited)
Net (loss)/income	(651,912)	3,243,935	447,360
Share-based compensation expenses	945,559	897,670	123,794
Non-GAAP net income	293,647	4,141,605	571,154

4